August 28, 2025

Jennifer Hsu
Chief Financial Officer
Clear Secure, Inc.
85 10th Avenue, 9th Floor
New York, NY 10011

       Re: Clear Secure, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-40568
Dear Jennifer Hsu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Financial Statements
Consolidated Balance Sheet, page 67

1. We note a related party exchanged 4,000,000 of their Alclear Units and corresponding
       shares of Class C Common Stock for shares of the Company   s Class A
Common
       Stock, and the Company repurchased and retired the shares of Class A
Common
       Stock. Please provide us a chronological summary of all such instances where Alclear
       Units along with the corresponding shares Class C Common Stock or Class
D
       Common Stock were exchanged for shares of your Class A Common Stock or Class B
       Common Stock. Indicate if the issued Class A or Class B shares were repurchased and retired by the Company and if so, tell us if the repurchases were funded with cash raised in a public offering or private sale of Class A Common Stock. In the absence of a concurrent public offering or private sale of Class A Common Stock, tell us how the repurchases were made in accordance with the terms of the Exchange Agreement.
       Also, please tell us why you do not report the Alclear Units, Class C Common Stock and Class D Common Stock as temporary equity and explain to us your consideration of the guidance in ASC 480-10-S99-3A and specifically, example 2 of this guidance.
 August 28, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology